Exhibit 12.1

Advance Auto Parts, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
In Thousands, Except Ratio Data

	Fiscal Year (1)
	2013	2012	2011	2010	2009
Earnings:
Earnings Before Income Taxes	626,398	624,074	633,236	557,055	431,655
Add: Fixed Charges	195,327	170,426	187,812	177,045	165,557
Less: Capitalized Interest	(2,077)	(2,064)	(2,191)	(854)	(186)
Adjusted Earnings	819,648	792,436	818,857	733,246	597,026

Fixed Charges:
Interest Expense (2)	38,694	35,905	33,140	27,715	23,523
Portion of rent estimated to represent interest	156,633	134,521	154,672	149,330	142,034
Total Fixed Charges	195,327	170,426	187,812	177,045	165,557

Ratio of Earnings to Fixed Charges	4.2	4.6	4.4	4.1	3.6

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks. The next 53 week fiscal year is 2014.

(2)	Including amortization of debt discount and debt issuance costs.